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                                                                     EXHIBIT 20

FOR IMMEDIATE RELEASE                        CONTACT: John Bierbaum
                                                      Executive Vice President
                                                      612-661-3830


       MERGER COMPLETE BETWEEN WHITMAN CORPORATION AND PEPSIAMERICAS, INC.

Minneapolis - November 30, 2000 - Whitman Corporation (NYSE: WH), the number two Pepsi-Cola anchor bottler and PepsiAmericas, Inc. (NYSE: PAS), the number three Pepsi-Cola anchor bottler announced the successful completion of their proposed merger transaction as approved by their respective shareholders earlier today.

As previously announced, Robert C. Pohlad, former chairman and chief executive officer of PepsiAmericas, becomes chief executive officer and a director of Whitman. According to Mr. Pohlad, "The success and ease of this transaction is a direct result of collaboration between the management of both organizations. I especially wish to thank Bruce Chelberg, former chairman and chief executive officer of Whitman Corporation for his support and leadership during this transition."

Each share of PepsiAmericas common stock will be converted, at the election of its holder, into:

          1.   $3.80 in cash; or

          2.   0.2773 shares of Whitman common stock; or

          3. 0.2043 shares of Whitman common stock plus the right to receive in the future up to 0.1092 additional shares of Whitman common stock if PepsiAmericas meets certain performance levels for the years 2000 through 2002.

Shareholders will have until December 14, 2000 to submit their elections and are not required to elect the same alternative for all of their shares.

"We believe this transaction is an affirmation of the need for consolidation," noted Robert C. Pohlad, chief executive officer. "The combined company has great potential for growth through further consolidation in the domestic U.S. markets and brand development in the Caribbean and Central Europe. We couldn't be more excited about the opportunity this new organization presents for our shareholders, employees and management team."

The combined company has revenue of $3.2 billion with operations in 18 states as well as Puerto Rico, Jamaica, Poland, Hungary, Czech Republic, and Republic of Slovakia. In total, the combined bottler now will serve a population of more than 110 million people. The company manufactures, distributes and markets Pepsi, Diet Pepsi, Pepsi ONE, Mountain Dew, Seven-Up, Mug, Slice, Wild Cherry Pepsi, Aquafina, All Sport Body Quencher, and FruitWorks in addition to ready-to-drink ice teas and coffees, respectively, via joint ventures with Lipton and Starbucks.

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